January 31, 2011

Ms. Cicely LaMothe — Branch Chief

Mr. Wilson K. Lee — Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          Behringer Harvard Opportunity REIT I, Inc. (the “Company”)

Form 10-K for the year ended 12/31/2009

Filed on 3/19/2010

Proxy Statement on Schedule 14A

Filed on 8/14/2010

File No. 000-51961

Dear Ms. LaMothe and Mr. Lee:

We are writing to provide further information that addresses the comments you raised in your letter dated December 30, 2010.  For your convenience, we have reproduced your comments below, along with our responses.

10-K for the year ended December 31, 2009

Distribution Policies, page 9

1.                                       We note your disclosure on page 9 that distributions “may exceed (as they have to date) net cash flow from operating activities.”  Please identify and provide the amount of each source of funds for your distributions, such as net cash flow from operations, offering proceeds, fee waivers or other sources.  As applicable, please revise your disclosure on pages 58 and 76.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Response:  The Company has used and may use the following sources to fund its distributions: net cash flow from operations, reinvestment through its distribution reinvestment plan, remaining proceeds from our initial public offering, issuance of common stock, distributions from unconsolidated joint ventures and net borrowings.

In addition to those disclosures already presented on pages 58 and 76, we propose to insert the following in place of the existing paragraph 2 on page 76:

Distributions paid to stockholders are funded through various sources, including cash flow from operating activities, proceeds raised as part of our initial public offering, reinvestment through our distribution reinvestment plan and/or additional borrowings.  The following summarizes certain information related to the sources of recent distributions ($ in thousands):

	2010		2009	2008
Total Distributions Paid	$	XX	$13,772	$16,378

Principal Sources of Funding:
Distribution reinvestment plan	$	XX	$9,896	$12,372
Cash flow provided by (used in) operating activities	$	XX	$11,421	$(29,282)
Cash available at beginning of the period (1)	$	XX	$78,498	$54,639

(1)          Represents the cash available at the beginning of the reporting period primarily attributable to excess funds raised from the issuance of common stock and borrowings after the impact of historical operating activities, other investing and financing activities.

We confirm that we will provide similar disclosure in future filings.

Significant Tenants, page 10

2.                                       We note that Kingsdell, L.P., accounted for approximately 13% of your rental revenues for the year ended December 31, 2009.  We further note your disclosure on page 69 that Kingsdell, L.P., has been unable to pay the full amount of its lease payment.  Please disclose the principal provisions of the lease with Kingsdell, L.P., including without limitation, the rental per annum, expiration date, and renewal options, if any.  Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.  In addition, please file the lease agreement as an exhibit or provide us with your analysis as to why you are not substantially dependent upon this agreement.

Response:  We propose the inclusion of disclosures similar to the below in future filings:

Kingsdell, L.P. is the current operator of the Chase Park Plaza Hotel and has entered into a lease with us as the owner of the real estate asset.  Due to the declining economic performance of the hotel during 2008 and 2009, Kingsdell, L.P. was unable to pay the full amount of its lease payment.  In February 2010, the lease with Kingsdell, L.P. was amended to include a revised rental schedule and a provision for forgiveness of certain amounts past due under the original lease.  The Company’s current lease with Kingsdell, L.P. has a current rental rate of $4.2 million per annum and is scheduled to expire on December 31, 2011 with no renewal options in place.  We have begun discussions with Kingsdell, L.P. to extend the lease at rental rates at or above current rates and for a period to 2016.  In the event these negotiations are unsuccessful, we believe there are sufficient other alternatives to obtain an operator lessee of the property.

Also, please note that the lease is unique in that it is a hotel operator lease.  As a REIT, we are prohibited from directly engaging in certain non-real estate operations.  Operating hotels generally fall into this category.  Accordingly, operating leases similar to ours with Kingsdell,

L.P. commonly exist between a REIT and the operator of a hotel property.  Because so many REITs do own hotels, there is a large pool of operators who are available to operate REIT-owned hotels under arrangements such as these that comply with REIT requirements.  At the Chase Park Plaza Hotel, the investment’s success depends on the hotel visitor occupancy and room rental rates, not the arrangements with the operator.  Due to the availability of other hotel operators in the marketplace and the limited dependence on the hotel operator for the success of the investment, we do not believe we are substantially dependent on this lease and; therefore, have not filed the lease as an exhibit.

Item 2. Properties, page 54

3.                                       In the table on page 54 or otherwise as appropriate, please provide the occupancy rate expressed as a percentage for each of the last five years or since inception. Additionally, please provide the average effective annual rental per square foot or unit for each of the last five years, as applicable. Please provide us your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Response:  In our preparation of the table on page 54, which lists all properties in the Company’s real estate portfolio, we considered the relative significance of each property.  Of those properties, as of December 31, 2009, only one asset, Chase Park Plaza Hotel, represented more than 10% of the Company’s assets or revenues.  Additionally, in presenting the information, we note that our investments have been held for various periods of time and are comprised of various asset types.  Given these factors, we propose adding, for each of the most recent two years (2010 and 2009), the following additional information to the table on page 54, as applicable, for future filings:

Year Acquired	Occupancy at End of Year	Effective Annual Rent Per Square Foot or Unit

4.                                       Please provide us with the principal business, occupations and professions carried on in, or from your properties. Please confirm that you will provide similar disclosure in future filings.

Response:  We note that the Company is an opportunistic fund where the business model is driven by investment strategy and expected investment performance characteristics more than by investment type.  As such, we have investments in several types of real estate, including office, hotel, multifamily, condominium and land held for development.  Because of this, management has not considered an analysis of the business, occupations and professions of its tenants to be meaningful for our portfolio.  Instead, management has focused on the opportunistic strategy that accompanies each investment as meaningful information in respect of each investment and has made regular disclosures to inform stockholders of these strategies.

Along these lines, we note that our office property investments (which seem to be the focus of this comment) constitute only 34% of the Company’s portfolio based on contract purchase price, excluding closing costs, plus amounts invested after closing to redevelop or renovate the properties.  The Company has over 150 tenants at these properties who operate in numerous industries including technology, finance and insurance, professional services, and retail.  While the Company keeps detailed rent rolls and knows the names of its tenants, because management has not viewed this information as material to our portfolio, a survey of the principal business, occupations and professions of its tenants has not been undertaken, and the Company cannot easily provide such information for the years ended 2009 and 2010 without significant burden and the use of significant resources because to date, this information has not been tracked.

The Company acknowledges the comment above, however, and requests that the Staff accept an undertaking to provide geographic and tenant diversification information, consistent with the tables presented below for the periods indicated.

Other than Kingsdell, L.P., operator of the Chase Park Plaza Hotel, no tenant represented more than 10% of the Company’s total revenues for the years ended 2008 and 2009.

Beginning with our annual report on Form 10-K for the year ended December 31, 2010 and in all future annual reports on Form 10-K, we propose including the following information:

The following table shows the geographic diversification of our real estate portfolio for those properties we consolidate on our financial statements as of December 31, 2010:

Location(1)	2010 Annualized Base Rent(2)	Percentage of 2010 Annualized Base Rent
Texas
California
International
Other(3)
$100%

(1)          Other than Chase Park Plaza Hotel, which represented XX % of our revenues in 2010 no other single tenant represented more than 10% of our revenues.  As an opportunistic fund we utilize a business model driven by investment strategy and expected performance characteristics.  Accordingly, we have investments in several types of real estate, including office, hotel, multifamily, condominium and land held for development. Within our office properties we have over 150 tenants who operate in numerous industries including technology, finance and insurance, professional services, and retail.

(2)          Annualized Base Rent represents contractual base rental income on a US GAAP straight line adjustment basis, without consideration of tenant contraction or termination rights.  Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(3)          No more than xx% is attributable to any specific state.

Beginning in our annual report on Form 10-K for the year ended December 31, 2011 and in all future annual reports on Form 10-K, we propose including the following information:

The following table shows the tenant industry diversification of our office properties for those properties we consolidate on our financial statements as of December 31, 2011:

Industry	2011 Annualized Base Rent(1)	Percentage of 2011 Annualized Base Rent	Leased Rentable Sq. Ft.	Percent of Leased Rentable Sq. Ft.
Tenant Industry 1
Tenant Industry 2
Tenant Industry 3
Other(2)
		$100%		100%

(1)          Annualized Base Rent represents contractual base rental income on a US GAAP straight line adjustment basis, without consideration of tenant contraction or termination rights.  Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(2)          No more than xx% is attributable to any individual tenant industry.

Part II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 57

Share Redemption Program, page 59

5.                                       We note your table on page 61 and your disclosure on page 11 that, on March 30, 2009, your board suspended, until further notice, redemptions other than those submitted in respect of a stockholder’s death, disability or confinement to a long-term care facility. Please provide the number of redemption requests you received in fiscal year 2009, the total number of redemptions requests fulfilled for the same period, and the number of redemption requests that went unfulfilled.  Additionally, please provide us with the sources of cash used to fund the redemption requests that were granted for the period. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Response:  For the year ended December 31, 2009, we received a total of 310 redemption requests for an aggregate of 1,087,221.193 shares of common stock.  (As of December 31, 2009, we had 20,785 stockholders with 55,825,078 shares of common stock outstanding.)  We fulfilled 42 of such redemption requests for an aggregate of 149,505.162 shares, and 268 redemption requests were unfulfilled for an aggregate of 937,716.063 shares.

Redemption requests are reviewed on a quarterly basis in arrears.  During 2010, redemptions submitted during each calendar quarter were reviewed by the Company’s board of directors at a meeting held during the succeeding month.  For example, redemption requests properly submitted during the first quarter of 2010 were reviewed by the board at its meeting held on April 19, 2010.  The Company honored all redemption requests in connection with a stockholder’s death, disability, or confinement to a long-term care facility properly submitted during the first, second and third quarters of 2010.  Redemption requests submitted during the fourth quarter of 2010 were reviewed by the Company’s board of directors at its meeting held on January 10, 2011.

On January 10, 2011, the Company’s board of directors suspended the entire redemption program for all stockholders.  Therefore, none of the 12 redemption requests properly submitted during the fourth quarter and reviewed by the board at its January 10, 2011 meeting were redeemed.  Should the board of directors determine to resume the redemption program, any unfulfilled redemption requests must be resubmitted to the Company for consideration as the Company does not keep a record of rejected redemption requests.

Because ordinary redemptions have been suspended since March 30, 2009, and all redemptions have been suspended as of January 10, 2011, the Company believes there could be many stockholders who have not submitted or will not submit their shares for redemption because they are aware the program has been suspended.  Accordingly, we do not believe that disclosure of ordinary redemption requests submitted and unfulfilled for 2010 and for all unfulfilled requests going forward would be an accurate representation of the demand for redemption of the Company’s shares and would not be meaningful disclosure to provide in future filings.  If the board of directors determines to resume the share redemption program, all investors will be notified of the resumption and given a chance to submit redemption requests, and the Company undertakes to include disclosure of all unsatisfied redemption requests in its periodic reports.

Cash amounts paid to stockholders during the year ended December 31, 2009 for fulfilled redemption requests was $1.3 million.  For the year ended December 31, 2009, cash flows provided by operating activities was $11.4 million.  Accordingly, for the year ended December 31, 2009, the $1.3 million of fulfilled redemption requests paid to stockholders was funded from cash flows provided by operating activities.  The Company will provide the disclosure of the source of cash used to fulfill redemption requests paid to stockholders for the year ended December 31, 2010 and for future periods, to the extent that the Company’s board of directors resumes the redemption program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity and Capital Resources, page 63

6.                                      We note from your portfolio lease expiration table on page 55 that leases representing 42% of your annualized base rent will expire by the end of 2012. Please tell us your plans to address these expirations and the impact this may have on your liquidity. Confirm that you will provide similar disclosure in future filings.

Response: We continually evaluate the Company’s liquidity and ability to fund future operations and debt obligations.  As part of those analyses we consider lease expirations and other factors.  As noted in the Staff’s comment above, leases representing 42% of the Company’s annualized base rent will expire by the end of 2012.  The current Chase Park Plaza Hotel, LLC lease with Kingsdell, L.P. (discussed in comment no. 2) expires on December 31, 2011 and accounts for approximately 21% of the leases expiring.  As discussed above in our response to comment no. 2, Kingsdell, L.P. is the current operator of the Chase Park Plaza Hotel and has entered into a lease with us as the owner of the real estate asset.  In February 2010, the lease with Kingsdell, L.P. was amended to include a revised rental schedule and included a provision for forgiveness of certain amounts past due under the original lease.  The Company’s current lease with Kingsdell, L.P. has a current rental rate of $4.2 million per annum and is scheduled to expire on December 31, 2011 with no renewal options in place.  We have begun discussions with Kingsdell, L.P. to extend the lease at rental rates at or above current rates and for a period to 2016. In the event these negotiations are unsuccessful, we believe there are sufficient other alternatives to obtain an operator lessee of the property.

The remaining lease expirations are spread among nine of the Company’s properties with no one lease accounting for greater than 5% of the expirations by annualized base rent.  As a normal course of business, the Company is pursuing renewals, extensions and new leases.  If the Company is unable to renew or extend the expiring leases under similar terms or is unable to negotiate new leases, it would negatively impact our liquidity and consequently adversely affect the Company’s ability to fund its ongoing operations.

We confirm that we will provide similar disclosure in future filings.

7.                                      We note your disclosure that, after December 31, 2009, one of your non-recourse loans went into default and you believe that at least two other properties and potentially others have property loans that need to be modified.  Please identify these loans, discuss whether such loans are non-recourse and more specifically describe any impact if the loans are not modified, including the overall impact on your liquidity.

Response: The non-recourse loan that went into default after December 31, 2009 is the $18.6 million mortgage loan secured by Becket House.  The other two property loans referenced above were the loans relating to Ferncroft Corporate Center (“Ferncroft”) and Tanglewood at Voss (“Voss”).  Prior to any modifications, all three loans were non-recourse to the Company.  An inability to modify the loans would likely, and in one instance, as further described below, did, result in loss of the property whether by transfer of the property to the lender, short-sale, foreclosure or otherwise.

The Company’s loan agreements generally stipulate that it comply with certain reporting and financial covenants. These covenants include, among other things, notifying the lender of any change in management and maintaining minimum debt service coverage ratios. At December 31, 2009, we believed that we were in compliance with each of the debt covenants under our loan agreements.  As a result of the difficult economic conditions negatively impacting both occupancy and rental rates at the Becket House, lease renewals and new leases were executed at substantially lower rates per square foot which affected our operations for the first quarter of 2010.  Consequently, we were unable to meet certain financial covenants under the Becket House loan agreement as of March 31, 2010.  As of the date of this letter, we remain in negotiations with the lender to waive the event of noncompliance or modify the loan agreement.  However, there are no assurances that we will be successful in our negotiations with the lender, which could result in foreclosure or transfer of the property to the lender. The Becket House loan is non-recourse to us.

As noted above, the Ferncroft and Voss loans needed to be modified during 2010 in order to support the underlying asset values relating to the loans.  At the time that the Company made the disclosure in its annual report on Form 10-K, there were no assurances that we would be successful in these negotiations.  As disclosed in the Company’s subsequent filings, we were unable to modify the Ferncroft loan, and the property was transferred to the lender on August 17, 2010 through a deed-in-lieu of foreclosure process.  The Ferncroft loan was non-recourse to us.

The outstanding senior non-recourse loan on our Voss investment was a construction loan to the development entity for the underlying apartment complex.  Under our original investment arrangements, we had extended a mezzanine loan to fund costs of the apartment’s development.  On September 30, 2010, we acquired 100% ownership of the Voss entity and the Voss entity assumed the outstanding senior loan relating to Voss in the amount of $39.5 million, extending its maturity date to August 20, 2012.  The loan is secured by a first mortgage lien on the assets of Voss and The Lodge & Spa at Cordillera, including the land, fixtures, improvements, contracts, leases, rents, and reserves.  We have unconditionally guaranteed payment of the Voss loan, and it is cross collateralized with our interest in The Lodge and Spa at Cordillera.

Item 11. Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

8.                                      We note your statement on page F-36 that you will reimburse your advisor or its affiliates for all expenses paid or incurred by them in connection with the services they provide to you, including the costs of salaries and benefits of persons employed by those entities and performing services for you.  Please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response:  The Company’s named executive officers are not paid by the Company in respect of any services rendered to it by such persons.

The Company’s executive officers are employees of the Company’s REIT advisor and are compensated by an affiliate of the advisor for their services relating to the Company, as well as for their services relating to other Behringer Harvard entities and the pursuit of other activities on behalf of Behringer Harvard.  Pursuant to the amended and restated advisory management agreement, the Company pays certain management fees to its advisor and other affiliates.  The primary purpose of the advisory agreement is not to provide compensation to the Company’s executive officers, but rather to compensate the advisor for the services it provides in the day-to-day management of the Company.

The advisor has the sole and exclusive right to determine the compensation of its employees and to hire and fire its employees.  Instead of disclosing the compensation of its named executive officers, which the Company does not control and who are paid from fees the advisor and other Behringer Harvard entities earn from services rendered to the Company and other Behringer Harvard entities as well as from revenues from other sources, the Company discloses all fees paid to the advisor.  A description of the fees the Company pays its advisor is included in Item 13 of Part III of Form 10-K.  In accordance with Item 402(a)(5), since the advisory agreement is disclosed in response to Item 404, the Company does not believe its executive officers’ compensation is required to be reported under Item 402 of Regulation S-K.

In addition to the above, we note that the Company does not reimburse its advisor in respect of the costs of salaries and benefits for its named executive officers.  The disclosure on page 95 of the Company’s Form 10-K for the year ended December 31, 2009, which states that the advisor is reimbursed for the costs of salaries and benefits of persons employed by those entities performing services for the Company is inexact as the executive officers of the Company are not among the persons for whom the Company reimburses the costs of salaries and benefits.  In future filings, the disclosure will be revised to make it clear that the salaries and benefits reimbursed by the

Company to its advisor exclude the salaries and benefits that the Company’s advisor or its affiliates may pay to the Company’s named executive officers.

Financial Statements and Notes

Note 4 - Assets and Liabilities Measured at Fair Value, pages P-19 - F-20

9.                                      We note the inputs used to calculate the fair value of impaired assets included projected cash flows and a risk-adjusted rate of return that you estimated would be used by a market participant in valuing these assets.  Please describe the information used to develop these inputs.  Please confirm that you will revise your future filings to include such information and provide us with your proposed disclosure in your response.  Reference is made to paragraph 820-10-50-5(c) of the FASB Accounting Standards Codification as amended by Accounting Standards Update No. 2010-06.

Response:  The Company estimated the fair value of impaired real estate by using a 10-year discounted cash flow analysis. The cash flow analysis utilized internally prepared cash flow estimates, terminal capitalization rates within historical average ranges and risk-adjusted discount rates that fall within ranges the Company believes are used by market participants.  The capitalization rate ranges and discount rate ranges were obtained from third-party service providers, and the capitalization rate ranges were gathered for specific metro areas and applied on a property-by-property basis.

We confirm that we will provide similar disclosure in future filings.

Note 10 - Notes Payable, pages F-27 - F-2S

10.                               In December 2009, we note you sold historic tax credits at a discount for cash proceeds of $8.7 million which you recognized on your consolidated statements of operations as other income, net.  Please clarify whether these tax credits are subject to IRS recapture and the period over which this recapture is to occur.  To the extent these tax credits are subject to recapture, please clarify your basis in GAAP for immediate recognition of the tax credit monetization.

Response:  The state of Missouri issues state tax credits related to rehabilitation expenditures incurred in the redevelopment of certain historic structures.  Under Missouri statutes, the state tax credits earned by one taxpayer can be sold to third parties for cash proceeds.  The Company, through one of its subsidiaries, engaged in the redevelopment of a historic hotel structure (the Chase Park Plaza Hotel) in the state of Missouri, and earned approximately $10 million of state tax credits under Missouri statutes.  These tax credits were sold to a third party for proceeds of $8.7 million.  The credits sold were not federal tax credits and thus are not subject to recapture at a later date by the Internal Revenue Service.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.  We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please do not hesitate to contact the undersigned by telephone or fax at 469.341.2882 (direct dial) or 214.655.1610 (fax).

Sincerely,

/s/ Kymberlyn Janney

Kymberlyn Janney
Chief Financial Officer